Hey Sam,

As an investor in Jean-Michel Basquiat's *Pollo Frito*, we wanted to make sure you got access to our brand new Banksy painting, a rare work that references one of Basquiat's most iconic and expensive paintings: *Boy and Dog in a Johnnypump*.

Click here for immediate access.

Banksy first painted this motif outside the Barbican's Basquiat retrospective in 2017, which helped make it one of the museum's most popular exhibitions in decades.

The only other known iteration of this image sold at auction for $9.7 million in 2023, and is currently hanging in the Smithsonian's Hirshhorn Museum... right next to the Basquiat that inspired it.

Our painting is "one of the most important works from Banksy's career," according to Banksy expert Ralph Taylor, the Global Head of 20th and 21st Century Art at Bonhams London.

It's also fresh to market, and we're excited to be the first ones to offer it publicly.

Invest here, and view the offering circular below.

P.S. Here's a visual timeline to get an idea of how special our Banksy work is:



1982

Jean-Michel Basquiat paints *Boy with Dog and Johnnypump*, which becomes one of his most iconic (and expensive) paintings.



2017

Banksy references Basquiat in a graffiti mural outside the Barbican in London, titled *Banksquiat. Boy and Dog in Stop and Search.*



2023

The only other known iteration of this Banksy mural sells for $9.7 million before heading to a Smithsonian Museum, where it currently hangs next to the original 1982 Basquiat.



2025

We acquired a new iteration of *Stop & Search* that has never been seen publicly, since the previous owner purchased it directly from Banksy himself.

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007